Mail Stop 3561

February 27, 2009

Rolf A. Gafvert
Chief Executive Officer and President
Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

        Re: Boardwalk Pipeline Partners, LP
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed February 26, 2008
                Form 10-Q for Fiscal Quarters Ended
                March 31, 2008, June 30, 2008 and September 30, 2008
                Filed April 29, 2008, July 29, 2008 and October 28, 2008
                Filed October 28, 2008
                File No. 001-32665

        We have reviewed your response letter dated February 24, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.   We note your response to comment three from our letter dated February 18, 2009. We note that on page 6 of your letter dated February 24, 2009 under the caption "Credit and Capital Markets Disruption" that you have fully borrowed against your credit facility and that you may need to have additional debt and equity offerings to fund your growth capital expenditures and working capital needs during 2009. In the final paragraph on page four of your letter you state that approximately 17% of your firm contract load is due to expire on or before December 31, 2009. Please discuss generally how you will remain liquid in light of your expected capital expenditures, uncertainties in the credit markets, that you have fully borrowed against your credit facility and that you face a potential

reduction in operating revenues due to your need to remarket capacity due to contract expirations.

2.   We also note the discussion you have provided regarding the reduction of operating pressure on your East Texas Pipeline and your indication that you cannot determine at this time the amount of costs you will incur or when you might raise operating pressures. Please discuss the importance of this pipeline to your overall operations and in particular, the percentage of your revenues that this pipeline represents on a yearly basis. Please also discuss the impact the reduced operating pressures on this pipeline will have on your revenues and, when you know, please confirm that you will discuss the timing and costs associated with repairs to this pipeline.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert Errett, Staff Attorney, at 202-551-3225, or Mara Ransom, Legal Branch Chief at 202-551-3264, or me at 202-551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director